Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 19, 2019

Relating to Preliminary Prospectus Supplement dated July 19, 2019 and

Prospectus dated May 3, 2019

Registration No. 333-231221

FS KKR Capital Corp.

$175,000,000

4.750% Notes due 2022

PRICING TERM SHEET

July 19, 2019

The following sets forth the final terms of the 4.750% Notes due 2022 and should only be read together with the preliminary prospectus supplement dated July 19, 2019, together with the accompanying prospectus dated May 3, 2019 relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

On April 30, 2015, the Issuer issued $275,000,000 in aggregate principal amount of its 4.750% Notes due 2022 (the “Existing Notes”) pursuant to an indenture dated July 14, 2014 (the “Base Indenture”) as supplemented by the Third Supplemental Indenture dated April 30, 2015 (the “Third Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) between the Issuer and U.S. Bank National Association, as trustee. The securities hereby offered (the “New Notes”) are being issued as “Additional Notes” under the Indenture. The Existing Notes and the New Notes are collectively referred to in this Pricing Term Sheet as the “Notes.”

Issuer:	FS KKR Capital Corp.

Security:	4.750% Notes due 2022

Ratings (Moody’s / Fitch)*:	Baa3 (Stable)/BBB- (Stable)

Aggregate Principal Amount Offered:	$175,000,000

Aggregate Principal Amount Outstanding After This Offering:	$450,000,000

Trade Date:	July 19, 2019

Settlement Date:

July 26, 2019 (T+5)

The Issuer expects that delivery of the New Notes will be made against payment therefor on or about July 26, 2019, which will be the fifth business day following the date of the pricing of the New Notes (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the New Notes prior to the date of delivery hereunder will be required, by virtue of the fact that the New Notes initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Maturity Date:	May 15, 2022

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2019

Price to Public (Issue Price):	101.207%, plus accrued and unpaid interest from May 15, 2019 up to, but not including, the date of delivery of the New Notes

Aggregate Accrued Interest:	$1,639,409.72 of accrued interest from May 15, 2019 up to, but not including, the date of delivery of the New Notes

Coupon (Interest Rate):	4.750%

Yield to Maturity:	4.274%

Spread to Benchmark Treasury:	+ 250 basis points

Benchmark Treasury:	1.750% due July 15, 2022

Benchmark Treasury Price and Yield:	99-29 3⁄4 and 1.774%

Optional Redemption:

Equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

•  100% of the principal amount of the Notes to be redeemed, or

•  the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points; provided, however, that if we redeem any Notes on or after April 15, 2022 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	302635 AC1 / US302635AC17

Underwriters:	J.P. Morgan Securities LLC
SunTrust Robinson Humphrey, Inc.
SMBC Nikko Securities America, Inc.

Notes:

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of FS KKR Capital Corp. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about FS KKR Capital Corp. and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of FS KKR Capital Corp. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

FS KKR Capital Corp. has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents FS KKR Capital Corp. has filed with the SEC for more complete information about FS KKR Capital Corp. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, FS KKR Capital Corp., any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from J.P. Morgan Securities LLC at 212-834-4533; SunTrust Robinson Humphrey, Inc., STRHdocs@SunTrust.com or: (800) 685-4786; or SMBC Nikko Securities America, Inc., 1-888-868-6856 or prospectus@smbcnikko-si.com.